Exhibit 3.1

AMENDMENT NO. 1

TO

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES B PREFERRED STOCK

OF

NEURAXIS, INC.

(Pursuant to Section 151 of the Delaware General Corporate Law)

Neuraxis, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies that, in accordance with the Certificate of Designation and Section 242 of the DGCL, the holders of at least 80% of the Preferred Stock have approved this amendment and that the following resolution was adopted by the Board of Directors (the “Board of Directors”) of the Corporation by unanimous written consent dated November 11, 2024:

RESOLVED, that in accordance with Section 151 of the DGCL and pursuant to the authority granted to and vested in the Board of Directors under Article IV, Section B of the Corporation’s Certificate of Incorporation, as amended, the Board of Directors hereby amends the following provisions in the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (the “Certificate of Designation”):

1. The first sentence of Section 2 is hereby amended in its entirety to read as follows:

“The series of preferred stock shall be designated as Series B Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be 5,000,000, which shall not be subject to increase without the written consent of the holders of at least 80% of the Preferred Stock (each, a “Holder” and collectively, the “Holders”) in accordance with Section 4 below.”

2. The last sentence of Section 3 is hereby amended in its entirety to read as follows:

“The rights under this Section shall expire automatically on December 31, 2026.”

3. Section 4 is hereby amended in its entirety to read as follows:

“Section 4. Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such Holder are convertible on the basis of a conversion price, solely for purposes of this Section 4, of $3.80 (subject to adjustment in accordance with Section 8) as of the record date for determining stockholders entitled to vote on such matter, provided, however, such Holder shall not be entitled to cast a number of votes in excess of the Maximum Percentage (defined below). Except as provided by law or by the other provisions of this Certificate of Designation, the Holders shall vote together with the holders of shares of Common Stock as a single class. However, as long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation senior to the Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.”

IN WITNESS WHEREOF, the undersigned does hereby execute this Amendment No. 1 to Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock this 15th day of November, 2024.

By:	/s/ Brian Carrico
Name:	Brian Carrico
Title:	Chief Executive Officer